

August 15, 2019

Inger M. Klemp
Principal Financial Officer and Principal Accounting Officer
Frontline LTD
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

> **Re: Frontline LTD**
> **Form 20-F for Fiscal Year Ended December 31, 2018**
> **Filed March 28, 2019**
> **File No. 001-16601**

Dear Mr. Klemp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Cash Flows
Net cash provided by operating activities, page 59

1. Please provide a comparative analysis of material year to year changes in net cash provided by operating activities for all periods presented. In this regard, we note operating cash flow decreased by $84 million, or approximately 65%, between 2018 and 2017 and decreased $155 million, or 54%, between 2017 and 2016.

   In connection with the above, your current disclosure on page 59 mentions reliance on the spot market and changes in TCE rates contributing to fluctuations in cash flows of operating activities. However, it is not clear how changes in rates were the cause of decreased operating cash flow in 2018 compared 2017. Disclosure on page 39 in regard to rates for various classes of vessels appears to indicate a net increase in rates between 2018 and 2017, and you reported a net increase in voyage and time charter revenues in 2018 from 2017. Your analysis should cite and quantify all material factors affecting operating cash and discuss any material drivers underlying those factors. Additionally, clearly explain how actual operating cash is impacted by them if not apparent. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed.

Refer to section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff's Codification of Financial Reporting Releases for guidance in regard to all of the preceding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters, or any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure